February 14, 2023

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetroChina Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Form 20-F for the Fiscal Year Ended December 31, 2021

Response Letter dated December 28, 2022

File No. 1-15006

Dear sirs,

On behalf of the Company, I acknowledge receipt by the Company of your letter dated February 3, 2023 (the “Comment Letter”) with respect to the above-referenced filings.

The Company is working to respond to the Comment Letter; however, it will need additional time to prepare the responses. We respectively request an extension of the deadline to respond to the Comment Letter to March 3, 2023. We are grateful for your accommodation in this matter.

Should you have any question to this request, please do not hesitate to contact me at hko@petrochina.com.hk or +852.2899.2010.

Very truly yours,

/s/ Hua WANG
Name: Hua WANG
Title: CFO and Secretary to the Board of Directors

Cc: Via Email

Fang WEI

Alternative Authorized Representative

PetroChina Company Limited